Mail Stop 6010


	October 18, 2006


Eitan Gertel
Chief Executive Officer
Optium Corporation
500 Horizon Drive, Suite 505
Chalfont, Pennsylvania 18914

Re:	Optium Corporation
	Amendment No. 1 to Registration Statement on Form S-1
	Filed October 12, 2006
	Registration No. 333-135472

Dear Mr. Gertel:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5

1. Please revise the opinion of counsel so that it is clear that the underwriting agreement referenced in the opinion relates to the form of underwriting agreement filed as an exhibit to your registration statement.

Exhibit 23

2. Please provide an updated and signed consent from your auditors in the next amendment. In addition, have your auditors revise their consent, as appropriate, to correctly reflect the number of shares being registered or remove the reference to the shares being registered in the Prospectus.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Vaughn at (202) 551-3643 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3444 with any other
questions.

	Sincerely,



	Perry J. Hindin
	Special Counsel


cc (via fax):  John J. Egan III, Esq.
	John B. Steele, Esq.

Eitan Gertel
Optium Corporation
October 18, 2006
Page 2